UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

 NUTRACEA

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

45776L100

(CUSIP Number)

November 30, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☐ Rule 13d-1(b)
    ☒ Rule 13d-1(c)
    ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.: 45776L100

1	Names of Reporting Persons
	John L. T. Peebles

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☐
	(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization:

	United States of America

	5	Sole Voting Power:

Number of		12,981,800

Shares	6	Shared Voting Power:
Beneficially
Owned by		1,750,000

Each	7	Sole Dispositive Power:
Reporting
Person		12,981,800

With:	8	Shared Dispositive Power:

		1,750,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

	14,731,800

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

	☐

11	Percent of Class Represented by Amount in Row (9):

	7.6%

12	Type of Reporting Person (See Instructions):

	IN

SCHEDULE 13G

CUSIP No.: 45776L100

Item 1.
(a)           Name of Issuer:
NUTRACEA

(b)           Address of Issuer’s Principal Executive Offices:
6720 N. Scottsdale Road, Suite 390
Scottsdale, AZ 85253

Item 2.
(a)           Name of Person Filing:
John L. T. Peebles

(b)           Address of Principal Business Office or, if none, Residence:
3733 Wesley Ridge Drive
Apex, North Carolina 27539

(c)           Citizenship:
United States of America

(d)           Title of Class of Securities:
Common Stock, no par value (“Common Stock”)

(e)           CUSIP Number:
45776L100

Item 3.

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	14,731,800

(b)	Percent of class:	7.6%

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote	12,981,800

(ii) shared power to vote or to direct the vote	1,750,000 (1)

(iii) sole power to dispose or to direct the disposition of	12,981,800

(iv) shared power to dispose or to direct the disposition of	1,750,000 (1)

(1) This amount includes 350,000 shares held by trusts for the benefit of Mr. Peebles’ two sons, of which trusts Mr. Peebles’ wife is trustee. However, though Mr. Peebles is not a co-trustee of these trusts, he has an informal arrangement with his wife whereby he shares the power with her with respect to such shares. In addition, this amount includes 1,400,000 shares held by a trust for the benefit of Mr. Peebles, of which trust Mr. Peebles is a co-trustee.

Item 5.   Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of NUTRACEA reported in Item 4 above. However, none of such persons’ interest in the Common Stock of NUTRACEA is more than five percent of the total outstanding shares of the Common Stock of NUTRACEA.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2011	By:	/s/ John L. T. Peebles
	Name:	John L. T. Peebles